CONSPIRACY ENTERTAINMENT HOLDINGS, INC.
612 Santa Monica Boulevard
Santa Monica, CA 90401

May 4, 2011

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Ryan C. Milne – Accounting Branch Chief

Re:	Conspiracy Entertainment Holdings, Inc.
Form 8-K
Filed March 14, 2011
File No. 000-32427

Dear Mr. Milne:

In response to your letter dated March 16, 2011, we are confirming that, since the PCAOB has revoked the registration of Chisholm, Bierwolf, Nilson & Morrill, LLC (“Chisholm”) effective April 8, 2011, we will obtain a re-audit of any period previously audited by Chisholm prior to inclusion in future filings. Accordingly, our current auditors Morrill and Associate, LLC are re-auditing our financial statements for the year ended December 31, 2009.

Sincerely, /s/ Keith Tanaka By: Keith Tanaka Title: Chief Financial Officer